Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Oracle International Corporation	California

Oracle America, Inc.	Delaware

Oracle Global Holdings, Inc.	Delaware

Oracle Systems Corporation	Delaware

OCAPAC Distributor Partner UC	Ireland

OCAPAC Hardware Partner UC	Ireland

OCAPAC Holding Company UC	Ireland

OCAPAC Research Company UC	Ireland

OCAPAC Research Partner UC	Ireland

Oracle Technology Company UC	Ireland